Michael J. Minahan 617.570.1021 mminahan@goodwinlaw.com	Goodwin Procter LLP Counselors at Law 100 Northern Avenue Boston, MA 02210 T: 617.570.1000 F: 617.523.1231

November 1, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Dana Brown, Attorney-Advisor
                   Office of Transportation and Leisure

Re:	Yatra Online, Inc. Registration Statement on Form F-4 Filed September 29, 2016 Amendment No. 1 to Registration Statement on Form F-4

Filed October 25, 2016

File No. 333-213862

Dear Mr. Brown:

This letter is submitted on behalf of Yatra Online, Inc. (the “Company” or “Yatra”) and Terrapin 3 Acquisition Corporation (“Terrapin 3”) in response to the comments of the staff of the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-4 filed on September 29, 2016 (“Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on October 25, 2016 (“Amendment No. 1”), as set forth in the Staff’s letter dated October 26, 2016 (the “Comment Letter”). The Company is concurrently submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) which includes changes that principally reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company and by Terrapin 3.

United States Securities and Exchange Commision

November 1, 2016

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: Yatra advises the Staff that at this time it has not provided or authorized others to provide potential investors with any written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. Yatra undertakes to provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.	We note your disclosure on page 145 that Terrapin 3 dismissed KPMG as its independent registered public accounting firm on August 14, 2014. Please provide information required by Item 16F of Form 20-F as it relates to KPMG’s dismissal.

RESPONSE: In response to the Staff’s comment, Terrapin 3 has revised the disclosure on page 148 to include the information required by Item 16F(b) of Form 20-F as it relates to the dismissal of KPMG LLP by Terrapin 3. Terrapin 3 previously publicly disclosed in its Form 8-K, dated August 15, 2014, the information required by Item 16F(a) of Form 20-F.

3.	Please mark your notice letter as “Preliminary Copies” in accordance with Rule 14a-6(e)(1).

RESPONSE: In response to the Staff’s comment, the notice letter has been marked as “Preliminary Copy” in accordance with Rule 14a-6(e)(1).

4.	Please include a preliminary proxy card with your next amendment.

RESPONSE: In response to the Staff’s comment, a preliminary proxy card has been included with Amendment No. 2.

5.	We note that you have entered into the Amended and Restated Investment Banking Letter Agreement with Terrapin 3 and Macquarie Capital. If this is a material agreement, please file it as an exhibit to your registration statement or advise.

RESPONSE: In response to the Staff’s comment, the Company has filed the Amended and Restated Investment Banking Letter Agreement, dated July 13, 2016, among Macquarie Capital (USA) Inc., Terrapin 3 and the Company as Exhibit 10.24 to Amendment No. 2.

6.	Please provide us with copies of any “board books” or any other materials provided to the board and management in connection with the proposed transaction or advise. Such materials should include any presentations made by the financial advisors. Also, provide us with copies of any engagement letters.

RESPONSE: In response to the Staff’s comment, Terrapin 3 respectfully advises the Staff that the written, confidential presentation materials prepared by Ladenburg Thalmann & Co. Inc. (“Ladenburg Thalmann”) in connection with its opinion, rendered to the board of directors of Terrapin 3 on July 13, 2016, as summarized in the section of Amendment No. 2 entitled “Proposals to be Considered by Terrapin 3’s Stockholders—The Business Combination Proposal—Opinion of Terrapin 3’s Financial Advisor,” will be provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement, including any amendments thereto. By separate letter, a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83 will be made.

United States Securities and Exchange Commision

November 1, 2016

Industry and Market Data, page 1

7.	Please provide a consent for Phocuswright Inc. or tell us why this is not required. Refer to Rule 436 of the Securities Act.

RESPONSE: Yatra acknowledges the Staff’s comment and confirms that it will include in a subsequent filing a consent for Phocuswright Inc.

Questions and Answers about the Transaction

What Conditions must be satisfied to complete the Transaction?, page 7

8.	We note your disclosure that one of the closing conditions of the merger is for Terrapin 3 to have, in the aggregate, not less than $100.0 million of cash that is available for distribution. We also note your disclosure on page 7 that as of September 23, 2016 Tarrapin 3 had approximately $99.4 million in the trust account. Please revise to explain how Tarrapin 3 plans to satisfy this closing condition.

RESPONSE: In response to the Staff’s comment, Terrapin 3 has revised the disclosure on page 7 of Amendment No. 2.

What are the interests of Terrapin 3’s directors and executive officers in the Transaction

9.	We note that in the second, third and fourth bullet points you refer to securities held by initial stockholders and Sponsors. Please explain which directors and executive officers are also Sponsors or initial stockholders. In addition, revise similar disclosure on page 71.

RESPONSE: In response to the Staff’s comment, Terrapin 3 has revised the disclosure on pages 8 and 72 to further describe the relationship of Terrapin 3’s directors and executive officers to the sponsors and whether such directors and executive officers are “initial stockholders.”

Summary, page 14

10.	Please include an organization chart depicting your organizational structure before and after the consummation of the merger to help illustrate the narrative description of the parties and the transactions. This chart should also illustrate the states or countries of incorporation of various legal entities.

RESPONSE: Yatra acknowledges the Staff’s comment and confirms that it will include in a subsequent filing organization charts depicting the structure of Yatra before and after the consummation of the transactions contemplated by the Business Combination Agreement, which charts will illustrate the states or countries of incorporation of the various legal entities set forth in the charts.

Ownership of Yatra Ordinary Shares Upon Completion of the Transaction, page 15

11.	We note that the Post-Reverse Split Shares attributed to Yatra’s existing shareholders are 21,943,066. In light of the fact that as of March 31, 2016 Yatra appears to have 6,180,105 ordinary shares and 41,065,679 preference shares, please explain to us how this amount of shares was calculated or determined. If there was a significant amount of shares issued subsequent to March 31, 2016, these issuances should be disclosed in the notes to the financial statements and MD&A. Please advise.

RESPONSE: Yatra respectfully advises the Staff that Yatra entered into a letter agreement with each of its shareholders pursuant to which: (a) Yatra’s preference holders agreed to convert their preference shares into Yatra Ordinary Shares effective immediately prior to the commencement of trading of Yatra’s Ordinary Shares on NASDAQ, but prior to the effectiveness of the second merger contemplated by the Business Combination Agreement; and (b) each Yatra shareholder agreed that upon such conversion the issued share capital of Yatra, as shown on Yatra’s register of members, would be restated as specified on Exhibit A thereto. Immediately following such conversion Yatra’s shareholders agreed there would be an aggregate of 119,021,225 Yatra Ordinary Shares issued and outstanding prior to giving effect to a 5.4240926-for-1 reverse split of Yatra’s Ordinary Shares and 21,943,066 Yatra Ordinary Shares after giving effect to such 5.4240926-for-1 reverse split, which will occur contemporaneously with such conversion. Such letter agreement has been filed as Exhibit 10.24 to Amendment No. 2.

In response to the Staff’s comment, Yatra has revised the disclosure on pages 16 and 127 of Amendment No. 2.

United States Securities and Exchange Commision

November 1, 2016

Proposals to be Considered by the Terrapin 3’s Stockholders, page 58

Background of the Transaction, page 58

12.	We note your disclosure on page 60 that Terrapin 3 “continued to consider alternative business combinations.” Please disclose what alternative business combinations the Terrapin 3’s Board of Directors considered.

RESPONSE: In response to the Staff’s comment, Terrapin 3 has revised the disclosure on page 61 of Amendment No. 2 to disclose the alternative business combinations considered by Terrapin 3’s board of directors.

Terrapin 3’s Board of Directors’ Reasons for Approval of the Transaction, page 62

13.	We note your disclosure on page 63 that the “implied purchase multiple of Yatra compares favorably to the current valuations of similar public companies.” Please disclose the actual numeric value of the multiple you reference.

RESPONSE: In response to the Staff’s comment, Terrapin 3 has revised the disclosure on page 64 of Amendment No. 2 to disclose the actual numeric value of the implied purchase multiple of the Company compared to the current valuations of similar public companies.

Opinion of Terrapin 3’s Financial Advisor, page 64

14.	We note that Yatra prepared internal financial projections that Terrapin 3 provided to Ladenburg Thalmann. Please revise to disclose these internal financial projections or explain why you have not included them.

RESPONSE: In response to the Staff’s comment, Terrapin 3 respectfully advises the Staff that the financial projections appearing in the tables on pages 17, 64, and 68 comprise the internal financial projections provided to Ladenburg Thalmann for their analysis in connection with their opinion.

15.	Please disclose whether any of the selected publicly traded companies listed on top of page 67 are Indian companies.

RESPONSE: In response to the Staff’s comment, Terrapin 3 has revised the disclosure on page 67 of Amendment No. 2 to disclose that MakeMyTrip Limited conducts its business operations primarily in India.

Miscellaneous, page 69

16.	Please quantify any fees payable to Ladenburg Thalmann and its affiliates relating to any material relationship that existed in the last two years between Terrapin 3 and its affiliates and Ladenburg Thalmann and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

RESPONSE: Terrapin 3 respectfully advises the Staff that other than in connection with the engagement of Ladenburg Thalmann to provide an opinion to Terrapin 3’s board of directors and to act as an advisor to Terrapin 3 to assist Terrapin 3 in completing the Merger, there are no fees payable to Ladenburg Thalmann and its affiliates relating to any material relationship that existed in the last two years between Terrapin 3 and its affiliates and Ladenburg Thalmann and its affiliates.

United States Securities and Exchange Commision

November 1, 2016

The Business Combination Agreement

Conditions to Complete the Transaction, page 79

17.	We note that you list “the approval of Yatra’s shareholders having been obtained” as a condition to complete the transaction. Please clarify what Yatra’s shareholders need to approve.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 80 of Amendment No. 2.

Use of Proceeds, page 83

18.	We note that you intend “to repay certain indebtedness and other payouts of Yatra.” Please disclose the interest rates of the credit facilities to be repaid. Refer to Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 84 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 84

19.	We note your disclosure here that Yatra’s shareholders will have “approximately 58% ownership interest in the combined entity.” On page 74 and other sections of the prospectus, however, you state that Yatra’s current shareholders will own an ownership interest of approximately 61.8% of Yatra’s Ordinary Shares. Please explain the difference between these numbers or revise for consistency.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on pages 6, 15, 16, 75, 84, 85 and 89 of Amendment No. 2 for consistency.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 89

20.	Please expand your footnote disclosures to clearly describe how the underlying amounts related to the pro forma adjustments were determined or refer to where the information is located in the document. Where applicable, explain how such adjustments are factually supportable.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure in the notes to the Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Operations on pages 90 through 91 of Amendment No. 2, including the specific responses to questions number 21 through 27 below.

Footnote (11), page 89

21.	We note from your disclosure in footnote (11) that this adjustment reflects the noncontrolling interest held by current Terrapin 3 Class F shareholders in a subsidiary of Yatra established as part of the transaction. Please tell us and revise to clearly explain how the amount of the adjustment was calculated or determined. Include in your revised disclosure the percentage held by the non-controlling interest.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 90 of Amendment No. 2

United States Securities and Exchange Commision

November 1, 2016

Footnote (12), page 89

22.	We note your disclosure that this adjustment reflects the conversion of preference shares in Yatra Cayman to Ordinary shares of Yatra Cayman after considering a reverse stock split on a 5.42 for 1 basis. In light of the fact that it appears from your disclosure on page 124 that the conversion of preference shares to Yatra Ordinary shares will not take place at the time of the merger, but will occur immediately prior to the commencement of trading on NASDAQ, please disclose this fact, as well as the intended timing of the 5.42 for 1 reverse stock split. Also, please explain why you believe this conversion is directly attributable to this acquisition transaction.

RESPONSE: Terrapin and Yatra respectfully advise the Staff that Terrapin and Yatra expect that the last to be satisfied of the conditions to closing the Transaction will be the approval for listing of Yatra’s Ordinary Shares on NASDAQ. When Yatra’s Ordinary Shares are approved for listing on NASDAQ the conversion of Yatra’s preference shares and the associated reverse stock-split will be completed, which will be followed immediately thereafter by the Mergers. In response to the Staff’s comment, Yatra has revised the disclosure on pages 90 and 127 of Amendment No. 2.

Footnote (13), page 89

23.	We note that the adjustment in footnote (13) reflects the liability for a contingent payable to Yatra shareholders subject to Yatra’s achievement of EBITDA/Revenue targets during 2017 and 2018. In light of the fact that this appears to be management’s estimate of the amount that will ultimately be paid, please explain to us why you believe this adjustment is factually supportable and should be included in the pro forma financial statements. Also, please revise to refer to the more detailed disclosure of this contingent dividend agreement on pages 123-124.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 90 of Amendment No. 2.

Footnote (14), page 90

24.	We note that this adjustment is to reflect the issuance of Yatra Ordinary shares to holders of Class A Common Stock in exchange for shares of Class A Common Stock. Please provide us, and revise to disclose more details about this adjustment including how the amounts of the adjustments and the differences disclosed in the footnote were calculated or determined.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 91 of Amendment No. 2.

Footnote (17), page 90

25.	Please revise to disclose the amount of shares that are intended to be repurchased in this adjustment.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 91 of Amendment No. 2.

United States Securities and Exchange Commision

November 1, 2016

Footnote (3), page 90

26.	We note that this adjustment is to reflect expense for restricted company ordinary shares issued to the management team. Please explain to us and revise to disclose how this amount was calculated or determined and also why you believe it is both factually supportable and is expected to have a continuing impact. Additionally, please clarify for us if this agreement for issuance of restricted shares is part of the acquisition agreement.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 91 of Amendment No. 2.

Footnote (4), page 90

27.	We note that this adjustment is to reflect additional expense for the increase in fair value of Employee Stock Option Grants due to modification in terms of the grant for ESOPs remaining unvested as of the date of Pro Forma Condensed Combined Statement of Financial Position. Please revise to disclose the terms of the modification and how you calculated or determined the expense recognized as an adjustment. Also, in regards to the accelerated expenses pertaining to ESOPs vested as of the date of the pro forma balance sheet, please revise to disclose the amount that will be recognized but was not included in the pro forma income statement because it does not have a continuing impact. Additionally, this modification of unvested ESOPs does not appear to be discussed elsewhere in your filing. Please revise your MD&A section to disclose the nature and terms of this modification and resulting accelerated vesting.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 91 of Amendment No. 2.

Note 5. Earnings Per Share, page 90

28.	We note that the pro forma weighted average number of shares outstanding for the year ended March 31, 2016 is 31,367,816 and you provide detail as to the amount of shares attributable to existing Yatra investors and the amount issued to Terrapin 3 shareholders. Please revise to more clearly explain how the pro forma amounts of shares in both scenarios are calculated or determined. Also, your revised disclosure should clearly indicate the treatment of Yatra’s preference shares as part of the merger transaction.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 91 of Amendment No. 2.

Information about Yatra, page 101

29.	We note your statement that “[c]ertain of the information in this proxy statement/prospectus on the Indian market is from independent market research carried out by Phocuswright Inc. and other third party sources but should not be relied upon in making, or refraining from making, any investment decision.” Please revise the last part of this sentence starting with “but should not be relied upon…” given that investors are entitled to rely on information included in the prospectus.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 104 of Amendment No. 2.

Business Overview, page 106

30.	We note that you have entered into a strategic relationship with Reliance Retail Limited. If you have entered into a written agreement and this agreement is material to you, please describe its material terms and file it as an exhibit to your registration statement or advise.

RESPONSE: The Company respectfully advises the Staff that the material terms of the Company’s Preload Agreement with Reliance Retail Limited were disclosed on page 119 of the Registration Statement and that the Company has filed a copy of the Preload Agreement, dated September 26, 2016, as Exhibit 10.23 to Amendment No. 2.

United States Securities and Exchange Commision

November 1, 2016

Our Platform, page 111

31.	We note you refer to your retail stores. Please expand your disclosure to include the number of retail stores you operate, their average size and whether you own or lease the stores.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 115 of Amendment No. 2.

Tax Matters Relating to Yatra TG, page 121

32.	Please explain what you mean by the “scrutiny assessment” in the first place the term is used.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 123 of Amendment No. 2 to explain the meaning of “scrutiny assessment.” Yatra advises the Staff that “scrutiny assessment” refers to the examination of a return of income by giving an opportunity to the tax payer to substantiate the income declared and the expenses, deductions, losses and/or exemptions claimed in the return with the help of evidence.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Yatra, page 125

33.	We note your disclosure of contractual obligations on page 138. However, this disclosure does not appear to include all contractual obligations, or adhere to the format specified in Item 5(F) of Form 20-F. Please revise accordingly.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 141 of Amendment No. 2.

Beneficial Ownership, page 153

34.	Please revise to provide beneficial ownership information as of the most recent practicable date instead of as of the record date. Similarly, revise the disclosure in beneficial ownership tables beginning on page 175.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page 178 of Amendment No. 2.

United States Securities and Exchange Commision

November 1, 2016

Management after the Transaction, page 159

35.	We note the numeric legend of (1) through (3) appearing on page 159 after the table with the list of management names, ages and positions. However, the legend numbers do not appear in the table itself. Please revise.

RESPONSE: The Company respectfully advises the Staff that the Company’s Board of Directors is still in the process of determining the composition of the audit, compensation and nominating and corporate governance committees. The Company acknowledges the Staff’s comment and will revise the table containing the list of management names, ages and positions to include the committee designations once they are determined by the Board of Directors.

Employment Agreements, page 161

36.	We note that you have entered into employment agreements with some of your key employees. Although you filed the employment agreements with Messrs. Shringi, Vaish and Verma as exhibits to your registration statement, the employment agreements for other executives have not been filed. Please file the agreements with Messrs. Amin, Dhall, Poddar and Sodhi or tell us why this is not required.

RESPONSE: The Company respectfully submits that the employment agreements with its executives are not required to be filed as exhibits to the Registration Statement. Item 601(b)(10)(iii)(C)(5) of Regulation S-K provides that compensatory contracts of a registrant need not be filed if the registrant is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) of Regulation S-K and the public filing of the plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company advises the Staff that it is a foreign private issuer furnishing compensatory information under Item 402(a)(1) of Regulation S-K, that public filing of the employment agreements is not required in the Company’s home country and that the employment agreements have not otherwise been publicly disclosed by the Company. The Company believes that the employment agreements are not material contracts of the type specified under Item 601(b)(10) of Regulation S-K because they are do not fall within any of the other categories specified in Item 601(b)(10). Accordingly, the Company has revised the exhibit index of the Registration Statement to remove the employment agreements with Messrs. Shringi, Vaish and Verma.

Yatra Online, Inc.

Notes to the Consolidated Financial Statements for the Year Ended March 31, 2016

40. Financial risk management, objectives and policies, page F-51

37.	Tell us your consideration for disclosure of a discussion of your foreign exchange risk to provide investors with more company-specific and risk-specific disclosures as required by paragraph 40 of IFRS 7.

RESPONSE: In response to the Staff’s comment, Yatra has revised the disclosure on page F-52 of Amendment No. 2.

United States Securities and Exchange Commision

November 1, 2016

Item 22. Undertakings

38.	Please advise why you have not included an undertaking pursuant to Item 512(a)(6) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, Terrapin 3 and Yatra have revised the disclosure in Part II-1 of Amendment No. 2.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan

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